BOSTON
BRUSSELS
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

Latham & Watkins
SOLICITORS AND REGISTERED
FOREIGN LAWYERS
WWW.LW.COM

...E COUNTY
PARIS
...N DIEGO
...RANCISCO
...N VALLEY
...GAPORE
TOKYO
WASHINGTON, D.C.

02042526

5 July 2002

SUPPL

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

RECD S.E.C.
2002
1086

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

RECD S.E.C.
JUL 0 9 2002
1086

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group: treasury stock = 7.5%
- 2001 Interpump Group Results
- 2001 Interpump Group Annual Report

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

dlw 7/15

PRESS RELEASE

Interpump Group: treasury stock = 7.5%

Interpump Group makes it known that, following the recent purchases, as on today's date it holds 6,214,000 of treasury stock, equivalent to 7.5% of share capital.

Interpump Group also notifies that, at the meeting held on April 16th 2002, shareholders extended by 18 months, i.e. until October 16th 2003, the term established by the ordinary meeting of shareholders held on September 15th 2000 for the purchase and sale of treasury stock, setting 1,986,000 shares as the maximum number of shares purchasable.

For further information please contact:
Moccaggatta Associati
Tel. ++39-02-86451695